Exhibit 99.5

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR FROM THE UNITED STATES, CANADA, AUSTRALIA, JAPAN OR THE REPUBLIC OF SOUTH AFRICA.

Altadis, S.A. Board Recommends Offer by Imperial Tobacco Group PLC and Convenes EGM

RECOMMENDATION OF OFFER

Imperial Tobacco Group PLC (“Imperial Tobacco”) today notes the announcement by Altadis, S.A. (“Altadis”) that:

•                                the Board of Directors of Altadis unanimously considers the all cash price offered by Imperial Tobacco of €50 per Altadis share (the “Offer”) fair from a financial point of view;

•                                the Board of Directors of Altadis unanimously considers the Offer to be attractive and recommends the Offer to its shareholders; and

•                                the directors of Altadis who are, directly or indirectly, holders of shares in Altadis intend to accept the Offer in respect of such holdings, unless a competing offer arises.

EXTRAORDINARY GENERAL MEETING

Altadis today also announced that an extraordinary general meeting (the “EGM”) will be held on Tuesday, 18 December 2007 at which the Altadis shareholders will vote on the resolution to remove from Altadis’ bye-laws the limitation on the number of votes that Altadis’ shareholders can cast at a general meeting of shareholders (the “Voting Restriction”). The EGM will be held in Madrid, at IFEMA at the North Auditorium of the Juan Carlos I Exhibition Centre, Campo de las Naciones, at 1.00pm (Madrid time).

Altadis shareholders who attend the EGM, either in person or by proxy, will be paid an attendance premium of €0.10 for each Altadis share that they own.

Imperial Tobacco notes that Altadis has today announced that its directors have recommended that Altadis’ shareholders vote in favour of the removal of the Voting Restriction.

THE OFFER

The Offer, which was announced on 18 July 2007, is €50 per Altadis share and is subject to the fulfilment of the following conditions:

•                                80% of the share capital of Altadis being tendered in acceptance of the Offer; and

•                                Altadis’ shareholders resolving to remove the Voting Restriction.

Imperial Tobacco reserves the right, where legally able, to waive any condition to the Offer in whole or in part. The full terms and conditions of the Offer are set out in Imperial Tobacco’s offer document dated 30 October 2007. A copy of Imperial Tobacco’s offer document, together with a summary, is available for inspection on Imperial Tobacco’s website (www.imperial-tobacco.com).

TIMETABLE

The acceptance period for the Offer commenced on 12 November 2007 and is expected to close on 11 January 2008.

Note to editors:

The Spanish corporate practice is for companies to set aside two consecutive dates for the holding of a general meeting (these dates are referred to as a “first call” and a “second call”, respectively). In accordance with this practice, Altadis has set aside 1.00pm (Madrid time) on 17 December 2007 and 1.00pm (Madrid time) on 18 December 2007 for the holding of the EGM. However, Altadis has advised its shareholders that, unless otherwise expressly announced by Altadis, the EGM will be held at 1.00pm (Madrid time) on 18 December 2007.

The quorum requirement for a first call is that shareholders representing at least 50% of the shares attend the meeting (either in person or by proxy) and the approval threshold is half plus one of the shares voted at the meeting (either in person or by proxy). If shareholders representing at least 50% of the shares attend the second call (either in person or by proxy), the quorum and approval requirements for a second call are the same as for a first call. If shareholders representing less than 50% of the shares attend the second call (either in person or by proxy), the quorum and approval requirements are 25% and a majority of two-thirds, respectively.

Enquiries

Imperial Tobacco
Alex Parsons (Group Media Relations Manager)	Tel: +44 (0) 7967 467241
Simon Evans (Group Press Officer)	Tel: +44 (0) 7967 467684
John Nelson-Smith (Investor Relations Manager)	Tel: +44 (0) 7919 391866

Citi	Tel: +44 (0) 20 7986 4000
(lead financial adviser to Imperial Tobacco)
Ian Carnegie-Brown
Ian Hart
Mark Todd

Manuel Falco	Tel: +34 (0) 91 538 4411

Hoare Govett	Tel: +44 (0) 20 7678 8000
(joint corporate broker to Imperial Tobacco)
Hugo Fisher
Paul Nicholls

Lehman Brothers (financial adviser to Imperial Tobacco)	Tel: +44 (0) 20 7102 1000
Ludovico del Balzo
Adrian Fisk

Morgan Stanley	Tel: +44 (0) 20 7425 5000

(financial adviser and joint corporate broker to Imperial Tobacco)
Gavin Macdonald
Paul Baker

Banco Santander	Tel: +34 (0) 91 289 3371

(financial adviser to Imperial Tobacco)

Filipe Ribeiro-Ferreira

Georg Orssich

Citi, Hoare Govett Limited, Lehman Brothers Europe Limited, Morgan Stanley & Co. International Limited and Banco Santander, which are authorised and regulated in the United Kingdom by the Financial Services Authority, are acting exclusively for Imperial Tobacco and no one else in relation to the matters referred to in this announcement and will not be responsible to anyone other than Imperial Tobacco for providing the protections afforded to clients of Citi, Hoare Govett Limited, Lehman Brothers Europe Limited, Morgan Stanley & Co. International Limited and Banco Santander respectively nor for providing advice in relation to these matters, the content of this announcement or any matter referred to in it.

Copies of Imperial Tobacco’s announcements are available on its website: www.imperial-tobacco.com